                                                                       EXHIBIT 3

                       MARRIOTT INTERNATIONAL TO ACQUIRE
                            RENAISSANCE HOTEL GROUP


             ACQUISITION MORE THAN DOUBLES INTERNATIONAL PRESENCE
                       MAJOR ASIAN ALLIANCE ESTABLISHED

WASHINGTON, DC -- February 18, 1997-- Marriott International, Inc. (MAR/NYSE) and Renaissance Hotel Group, N.V. (RHG/NYSE) today announced an executed agreement for Marriott to acquire Renaissance Hotel Group, a premier operator and franchisor of 150 hotels (46,425 rooms) worldwide in 38 countries. Combined, Marriott International and Renaissance Hotel Group operate or franchise more than 1,300 hotels worldwide (273,000 rooms) across ten brands, including nearly 200 hotels (55,000 rooms) outside of the United States. By year-end 1997, Marriott's worldwide lodging system is expected to exceed 300,000 hotel rooms.

Renaissance Hotel Group shareholders will receive $30 per share in cash. The total acquisition cost is approximately $1 billion, including transaction costs and existing net debt of Renaissance Hotel Group. Shareholders of Renaissance Hotel Group, owning more than 54 percent of the voting stock, have agreed to the terms of the acquisition. Marriott expects to commence a tender offer for all outstanding Renaissance Hotel Group shares within five business days.

Renaissance Hotel Group operates or franchises its hotels and resorts under three established brand names: Renaissance is a quality international brand for affluent business and leisure travelers; New World is a quality hotel brand in Asia and the Pacific region; and, Ramada International is a mid-priced lodging brand outside of the United States and Canada. Renaissance Hotel Group also master licenses the Ramada name in the United States and Canada to others under long-term agreements. The company does not have any significant owned real estate.

J.W. Marriott, Jr., Chairman of the Board and Chief Executive Officer of Marriott International, and Dr. Henry K.S. Cheng, Chairman of Renaissance Hotel Group and Managing Director of New World Development Co., Ltd., jointly announced the agreement in Los Angeles, California.

"This acquisition provides a dramatic increase in rooms and market position for Marriott International," said Mr. Marriott. "With the addition of these three outstanding brands to our portfolio, we immediately will reach customers in 40 new markets including Russia, China, Japan, India, Italy and Turkey, and more than double our presence outside of the United States."

                                     (MORE)

PAGE TWO
MARRIOTT AND RENAISSANCE

Mr. Marriott added, "The acquisition also creates considerable growth opportunities for Marriott. Specifically:

     .    In the Asia/Pacific region, the New World brand will add new
          locations in rapidly   growing markets and provide infrastructure to
          support growth.

     . In addition to international opportunities, we will expand the Renaissance brand in the United States, broadening our presence in the quality tier of the full-service hotel market. We expect to achieve exceptional results as we aggressively leverage our operating and marketing skills across a growing number of lodging products. The Renaissance affiliation with Marriott is expected to yield double-digit revenue per available room growth for U.S. Renaissance hotels.

     . With the Ramada International brand, we will increase our distribution of moderate priced lodging products to 22 countries.

Each of these brands will provide additional development opportunities for owners and franchisees."

New World Development Co., Ltd., a major Hong Kong-based real estate development company, is the principal owner of Renaissance Hotel Group. New World's substantial real estate and commercial interests are located throughout Asia, particularly in the People's Republic of China. In addition to its Renaissance stock holdings, New World or its affiliates control 83 hotels operated by Renaissance.

"New World Development and Marriott will be important strategic partners in future hotel expansion. I have tremendous respect for Dr. Cheng and have invited him to join Marriott International's Board of Directors. His knowledge and perspective will be valuable additions to our company," Mr. Marriott said.

"I am delighted to join Bill Marriott in announcing this transaction. We share similar corporate cultures and complement each other geographically and operationally. At New World, we are confident that our alliance with Marriott will enhance substantially the value of our current hotel holdings, and provide even more exciting hotel development opportunities going forward," said Dr. Cheng.

On a combined basis, Marriott and Renaissance Hotel Group already have over 350 hotels with 50,000 rooms in their development pipelines, to open over the next three years. Approximately 20,000 of these hotel rooms will be outside of the United States.

                                     (MORE)

PAGE THREE
MARRIOTT AND RENAISSANCE

Marriott International's acquisition of Renaissance Hotel Group is expected to be completed by the second quarter of 1997. Marriott estimates that the acquisition will increase its EBITDA (earnings before interest expense, income taxes, depreciation and amortization) by $75 to $85 million in the first 12 months. Marriott's 1997 fiscal year earnings are expected to be reduced by 10 to 14 cents per share, primarily due to intangibles amortization. Strong growth in future years is expected through aggressive hotel expansion across each of the acquired brands, integration of Renaissance into Marriott's marketing, reservations, operating and administrative systems, and other cost savings. After a transition period, Marriott expects to achieve annual cost savings of at least $15 to $20 million. Marriott International reported net income of $306 million ($2.24 per share) on sales of $10.2 billion for its fiscal year ended January 3, 1997

MARRIOTT INTERNATIONAL INC. is the world's leading hospitality company, with approximately 4,700 operating units in the United States and 29 other countries. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Fairfield, Residence Inn, TownePlace Suites and Marriott Executive Residences brands; vacation ownership resorts; food service and facilities management for clients in business, education, and health care; senior living communities and services; and food service distribution. The company has nearly 200,000 employees and is headquartered in Washington, D.C.

                                      ###

Marriott International Media Contacts: Tom Marder or Nick Hill at (301) 380-
2553.

Note: This press release contains "forward-looking statements" within the meaning of federal securities law. These forward-looking statements include, among others, statements concerning the company's outlook for 1997 and beyond; the number of new hotel rooms expected to be added; business strategies and their anticipated results; cost savings expectations; and similar statements concerning anticipated future events and expectations that are not historical facts. The forward-looking statements in this press release are subject to numerous risks and uncertainties which could cause actual results to differ materially from those expressed in or implied by those statements.